                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)


                               PBOC HOLDINGS, INC.
                               -------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   69316G 10 8
                                 --------------
                                 (CUSIP Number)

                                    Aaron Au
                            Trustees of the Estate of
                              Bernice Pauahi Bishop
                              567 South King Street
                                    Suite 200
                             Honolulu, Hawaii 96813
                                 (808) 523-6319
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 1, 2000
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)



                                Page 1 of 6 Pages
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CUSIP No.  69316G 10 8             13D                      Page 2 of 6 Pages
           -----------             ---                      -----------------

1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Trustees of the Estate of Bernice Pauahi Bishop

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [  ]
       (b) [  ]

3      SEC USE ONLY

4      SOURCE OF FUNDS  Not applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [  ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Hawaii

NUMBER OF SHARES          7     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               4,759,848
PERSON WITH
                          8     SHARED VOTING POWER

                                0

                          9     SOLE DISPOSITIVE POWER

                                4,759,848

                          10    SHARED DISPOSITIVE POWER

                                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,759,848

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       23.9%

14     TYPE OF REPORTING PERSON*

       OO


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CUSIP No.   69316G 10 8            13D                      Page 3 of 6 Pages
            -----------            ---                      -----------------


Item 1. Security and Issuer

The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $0.01 par value per share ("Common Stock"), of PBOC Holdings, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 5900 Wilshire Boulevard, Los Angeles, California 90036.


Item 2. Identity and Background

        (a)     Name of Person Filing:

        Trustees of the Estate of Bernice Pauahi Bishop ("Reporting Persons")

        (b)     State or Other Place of Organization:

        Hawaii

        (c)     Principal Business:

        The Reporting Persons are the Trustees of the Estate of Bernice Pauahi Bishop, also known as Kamehameha Schools, a charitable educational trust established under Hawaii law.

        (d)     Address of Principal Business:

        567 South King Street, Suite 200, Honolulu, Hawaii 96813.

        (e)     Address of Principal Office:

        567 South King Street, Suite 200, Honolulu Hawaii 96813.

        (f) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (g) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


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CUSIP No.  69316G 10 8             13D                      Page 4 of 6 Pages
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Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The Reporting Persons have entered into the transaction described in Item 6 in order to dispose of their entire interest in the Issuer.

See Item 6 for a description of a change in the Reporting Persons' right to appoint members of the issuer's board of directors.

Item 5. Interest in Securities of the Issuer

        (a) The Reporting Persons beneficially own 4,759,848 shares of Common Stock of the Issuer, which represents approximately 23.9% of the outstanding shares of Common Stock.

        (b) The Reporting Persons have sole voting power with respect to 4,759,848 shares of Common Stock. The Reporting Persons have sole dispositive power over the 4,759,848 shares of Common Stock, subject to the Stock Purchase Agreement described in Item 6, under which, subject to certain contingencies, the Reporting Persons have agreed to transfer all of the shares to the purchasers described in the Stock Purchase Agreement.

        (d) Not Applicable.

        (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        On November 1, 2000, the Reporting Persons entered into a Stock Purchase Agreement with FBOP Corporation for the sale of the 4,759,848 shares of the Issuer's common stock beneficially owned by the Reporting Persons (the "Shares"), at a price of $10 per share. The obligation of the purchaser to purchase the Shares, and the obligation of the Reporting Persons to sell the Shares, is subject to certain conditions, including approval of applicable federal bank regulatory agencies.

        On September 21, 1999, the Issuer, the Reporting Persons, BIL Securities (Offshore) Limited and Arbur, Inc. entered into a First Amendment to Stockholders' Agreement, amending the Stockholders' Agreement originally entered into by the same parties on April 20, 1998. The original Stockholders Agreement provided that the Reporting Persons were entitled to designate two, one or no nominees to serve on the Issuer's board depending on the Reporting Persons' percentage of ownership. The Amendment provides that the Reporting Persons may appoint one or no nominees depending on the Reporting Persons' percentage of ownership.


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CUSIP No.  69316G 10 8             13D                      Page 5 of 6 Pages
           -----------             ---                      -----------------

        On December 2, 1999, the Reporting Persons entered into a Rebuttal of Control Agreement with the Office of Thrift Supervision, in connection with the de-registration of the Reporting Persons as a savings and loan holding company. In the agreement, the Reporting Persons agree not to take certain actions that might otherwise be deemed to constitute control of PBOC.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Stock Purchase Agreement by and between FBOP Corporation or its Affiliate(s) and Trustees of the Estate of Bernice Pauahi Bishop, Dated as of November 1, 2000.

Exhibit 2 First Amendment to Stockholders' Agreement by and among PBOC Holdings, Inc., the Reporting Persons, BIL Securities (Offshore) Limited and Arbur, Inc, dated September 21, 1999.

Exhibit 3 Rebuttal of Control Agreement between the Reporting Persons and the Office of Thrift Supervision, dated December 2, 1999.


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CUSIP No.  69316G 10 8             13D                      Page 6 of 6 Pages
           -----------             ---                      -----------------

                                   Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                 TRUSTEES OF THE ESTATE OF BERNICE PAUAHI BISHOP

November 13, 2000                    By:  /s/ Ronald Dale Libkuman
                                        ------------------------------------
                                              RONALD DALE LIBKUMAN

November 13, 2000                    By:  /s/ Francis Ahloy Keala
                                        ------------------------------------
                                              FRANCIS AHLOY KEALA

November 13, 2000                    By:  /s/ Robert Kalani Uichi Kihune
                                        ------------------------------------
                                              ROBERT KALANI UICHI KIHUNE